June 22, 2007

Mail Stop 3561

Mr. Brian Burden
Executive Vice President and
  Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station "M"
Calgary, Alberta, Canada
T2P 2M1

> **Re: TransAlta Corporation**
> **Form 40-F filed March 16, 2007**
> **File No. 001-15214**

Dear Mr. Burden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F

Disclosure Controls and Procedures

1. We note your statement that the chief executive officer and chief financial officer concluded as of the evaluation date that your disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others during the period in which this report was being prepared. It is not clear if the disclosure controls and procedures upon which the certifying officers concluded were effective are defined the same as disclosure controls and procedures defined in Rules 13a-15(e) or 15d-15(e). For example, even though information is made known to the officers by others on a regular basis, it is not clear if information is communicated to allow timely decisions regarding required disclosure. Also there is reference to

information being communicated to your management however is not evident that your disclosure controls and procedures, as referred to in your disclosure, are also effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. While the definition of disclosure controls and procedures is not required to be provided, if you choose to include the definition, then the entire definition as set forth in Rules 13a-15(e) or 15d-15(e) should be provided. Please revise your disclosure accordingly in future filings. Further, please confirm, if true, that the chief executive officer and chief financial officer concluded that disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-15(e) were effective as of the end of the period covered by the report.

Liquidity and Capital Resources, page 47

2. Please revise your contractual obligations table to include estimated interest payments on your debt and planned funding of your pension and other post retirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Note 30. United States Generally Accepted Accounting Principles, page 97

3. We note on page 36 that you changed the depreciation method of the Windsor-Essex, Mississauga, Ottawa, Meridian and Fort Saskatchewan plants from the unit of production method over the life of the plants to a straight-line basis over the remaining contract term. Please tell us the consideration given to the disclosure required by SFAS 154, Accounting Changes and Error Corrections.

4. You disclose on page 75 that the total of write downs and provisions related to the Centralia Coal mine closure was $191.9 million. Please provide a table showing the liability originally recorded for each major type of cost with any payments or changes through the end of the year. Please refer to paragraph 20(b)(2) of SFAS 146.

5. Please disclose the amount of the impairment related to the turbines held in inventory referred to on page 34 as well as the facts and circumstances leading to the impairment. See SFAS 144, paragraph 26.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief